Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	Year Ended June 30
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense on indebtedness	$16,678	$28,247	$32,469	$37,853	$42,381
Amortization of debt issuance costs	946	1,047	1,088	1,300	1,487
Capitalized interest	1,376	1,423	631	269	1,866
Interest expense on portion of rent expense representative of interest	882	922	902	760	1,159
Total fixed charges	$19,882	$31,639	$35,090	$40,182	$46,893

Earnings:
Net income (loss) before provision for income taxes	$125,811	$(51,710)	$67,305	$43,838	$684
Fixed charges per above less capitalized interest	18,506	30,216	34,459	39,913	45,027
Amortization of capitalized interest	904	869	827	809	685

Total earnings	$145,221	$(20,625)	$102,591	$84,561	$46,396

Ratio of earnings to fixed charges*	7.3x		2.9x	2.1x

Coverage deficiency		$(52,264)			$(497)

*Earnings were inadequate to cover fixed charges during fiscal years 2009 and 2006.